UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

                          Patriot National Bancorp, Inc.
(Name of Issuer)

                          Common Stock, par value $2.00
(Title of Class of Securities)

                          70336F 10 4
(CUSIP Number)

William W. Bouton III
Tyler Cooper & Alcorn, LLP
185 Asylum Street
CityPlace I, 35th Floor
Hartford, CT 06103-3488
                          (860) 725-6200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                          September 21, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70336F 10 4 Page 2 of 5 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Angelo De Caro

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	*
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) *

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 722,285

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 722,285

	10.	Shared Dispositive Power 0

CUSIP No. 70336F 10 4 Page 3 of 5 pages

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 722,285

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) *

13.	Percent of Class Represented by Amount in Row (11) 22.4

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 amends the Statement on Schedule 13D (the “Statement”) filed by Mr. De Caro with the United States Securities and Exchange Commission (the “Commission”) on February 18, 2000, as amended by Amendment No. 1 to Schedule 13D filed by Mr. De Caro with the Commission on May 9, 2000, as amended by Amendment No. 2 to Schedule 13D filed by Mr. De Caro with the Commission on July 31, 2000, as amended by Amendment No. 3 to Schedule 13D filed by Mr. De Caro with the Commission on June 5, 2002, and as amended by Amendment No. 4 to Schedule 13D filed by Mr. De Caro with the Commission on November 26, 2002. Except as set forth below, there are no changes to the information set forth in the Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Statement.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is amended by inserting the following text immediately after the first paragraph.

On September 21, 2005, Mr. De Caro purchased 59,285 shares of Bancorp Common Stock pursuant to the exercise of subscription rights previously issued by Bancorp to its shareholders in connection with the closing of its common stock rights offering. Mr. De Caro used personal funds aggregating $1,007,845 to purchase such shares.

CUSIP No. 70336F 10 4                                                    Page 4 of 5 pages

Item 5.  Interest in Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference. Item 5 is amended by inserting the following text:

(a) Mr. De Caro beneficially owns an aggregate of 722,285 shares of Bancorp Common Stock (representing 22.4% of such stock outstanding).

(b) Mr. De Caro has sole voting and sole dispositive power with respect to all 722,285 shares.

(c) The following table summarizes Mr. De Caro's transaction in Bancorp Common Stock within 60 days prior to the date of this Amendment No. 5. The transaction reported below represents the purchase by Mr. De Caro of shares of Bancorp Common Stock pursuant to the exercise of subscription rights issued by Bancorp to its shareholders in its rights offering:

Date	Number of Shares	Price per Share
September 21, 2005	59,285	$17.00

(d) Not applicable.
(e) Not applicable.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 70336F 10 4                                                    Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2005

/s/ Angelo De Caro
Angelo De Caro